Exhibit 3.2
AMENDMENT TO SECTION 3.02 OF BYLAWS
Section 3.02 of the Company’s Bylaws was amended to read in its entirety as follows:
“3.02. Annual Meeting. The annual meeting of shareholders shall be held on such day each year as may be fixed from time to time by the Board of Directors. At such meetings, directors shall be elected, reports of the affairs of the Company shall be considered, and any other business may be transacted which is within the powers of the shareholders.”